Exhibit 23.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of FREYR Battery on Amendment No. 3 to Form S-4, File No. 333-254743, of our report dated March 1, 2021, except for the effects of the restatement discussed in Note 1A as to which the date is May 5, 2021, which includes an explanatory paragraph as to Alussa Energy Acquisition Corp.’s ability to continue as a going concern, with respect to our audits of the financial statements of Alussa Energy Acquisition Corp. as of December 31, 2020 and 2019, for the year ended December 31, 2020, and for the period from June 13, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, Texas

June 9, 2021